UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2021

European Sustainable Growth Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39917	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

73 Arch Street
Greenwich, CT 06830

(Address of principal executive offices, including zip code)

(203) 983-4400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one Redeemable Warrant	EUSGU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	EUSG	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share for $11.50 per share	EUSGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On December 21, 2021, European Sustainable Growth Acquisition Corp. (“EUSG”) held an extraordinary general meeting of its shareholders (the “General Meeting”), at which holders of 12,089,854 ordinary shares (consisting of Class A ordinary shares and Class B ordinary shares) were present in person or by proxy, representing 67.05% of the voting power of EUSG’s ordinary shares as of the record date for the General Meeting, and constituting a quorum for the transaction of business. The purpose of the General Meeting was to approve the proposals relating to the proposed business combination contemplated by the Business Combination Agreement, dated August 10, 2021 (as may be amended from time to time, the “Business Combination Agreement”), by and among EUSG, ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADSE”), ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (“Parent”), EUSG II Corporation, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Merger Sub”), and the shareholders of ADSE, pursuant to which (i) EUSG will merge with and into Merger Sub (the “Merger”) with Merger Sub being the surviving entity of the Merger and a wholly-owned subsidiary of Parent, followed immediately by (ii) the transfer by Bosch Thermotechnik GmbH (“Bosch”) to Parent, and Parent’s acquisition from Bosch, of certain shares of ADSE (the “Bosch Acquisition”), and (iii) concurrently with the Bosch Acquisition, ads-tec Holding GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 224527 (“ADSH”), and Bosch will transfer as a contribution to Parent, and Parent shall acquire from ADSH and Bosch, certain shares of ADSE in exchange for Parent ordinary shares (the “Share-for-Share Exchange” and, together with the Merger, the Bosch Acquisition and the other transactions contemplated by the Business Combination Agreement, the “Transactions”). The proposals listed below are described in more detail in the registration statement on Form F-4 (File No. 333-260312) of Parent, as amended (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on December 7, 2021, and includes a combined prospectus of Parent with respect to the securities to be issued in connection with the proposed Transactions and a definitive proxy statement of EUSG with respect to the General Meeting (the “Proxy Statement”). A summary of the voting results at the General Meeting is set forth below:

Proposal 1 – The Business Combination Proposal. The shareholders approved and adopted the Business Combination Agreement and the transactions contemplated thereby, including (i) the Merger, (ii) the Bosch Acquisition and (iii) the Share-for-Share Exchange. The voting results for this proposal were as follows:

For	Against	Abstain
11,333,350	339,453	417,051

Proposal 2 – The Merger Proposal. The shareholders approved the Plan of Merger (as defined in the Business Combination Agreement), a copy of which was attached to the Proxy Statement, and authorized the Merger as the first step in the proposed business combination. The voting results for this proposal were as follows:

For	Against	Abstain
11,333,350	339,453	417,051

Proposal 3 – The Director Proposal. The shareholders approved the removal of Lars Thunell, Pieter Taselaar, Karan Trehan, Elaine Grunewald, and Wilco Jiskoot as directors of Parent, to be effective upon the consummation of the Transactions, and the election of five directors to the board of directors of Parent to serve until their successors are duly elected and qualified. The voting results for this proposal were as follows:

	For	Withhold
Joseph Brancato	11,316,985	772,869
Bazmi Husain	11,313,949	775,905
Kurt Lauk, PhD, (Chairman)	11,316,985	772,869
Salina Love	11,316,985	772,869
Thomas Speidel	11,316,985	772,869

Proposal 4 – The Charter Proposal. The shareholders approved the following material differences between the amended and restated memorandum and articles of association of EUSG (“EUSG’s M&A”) and the memorandum and articles of association of Parent (“Parent’s M&A”), a copy of which was attached to the Proxy Statement, to be effective upon the consummation of Transactions by votes specified below:

(i) the name of the new public entity will be “ADS-TEC ENERGY PLC” as opposed to “European Sustainable Growth Acquisition Corp.”;

For	Against	Abstain
11,317,485	355,317	417,052

(ii) Parent’s corporate existence is perpetual as opposed to EUSG’s corporate existence terminating if a business combination is not consummated by EUSG within a specified period of time;

For	Against	Abstain
11,314,449	358,353	417,052

(iii) Parent’s M&A provides for only one class of voting ordinary shares and one class of preference shares, as opposed to EUSG’s two classes of ordinary shares and one class of preference shares;

For	Against	Abstain
10,879,843	358,353	851,658

(iv) Parent’s M&A provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended; and

For	Against	Abstain
11,314,349	358,453	417,052

(v) Parent’s M&A does not include the various provisions applicable only to special purpose acquisition corporations that EUSG’s M&A contains.

For	Against	Abstain
11,314,449	358,353	417,052

Proposal 5 – The PIPE Proposal. The shareholders approved, for purposes of complying with the applicable listing rules of Nasdaq, a series of subscription agreements with certain investors for the sale of an aggregate of 15.6 million Class A ordinary shares of EUSG at a price of $10.00 per Class A ordinary share, for an aggregate purchase price of approximately $156 million, in private placements, which will close at least one business day prior to the consummation of the Transactions. The voting results for this proposal were as follows:

For	Against	Abstain
11,314,450	358,353	417,051

Proposal 6 – The Incentive Plan Proposal. The shareholders approved ADS-TEC ENERGY PLC’s 2021 Omnibus Incentive Plan (the “Incentive Plan”), a copy of which was attached to the Proxy Statement, including the authorization of the initial share reserve under the Incentive Plan. The voting results for this proposal were as follows:

For	Against	Abstain
9,623,526	2,017,937	448,391

Proposal 7 – The Adjournment Proposal. The shareholders approved the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to EUSG shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient EUSG ordinary shares represented (either virtually or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (ii) in order to solicit additional proxies from EUSG shareholders in favor of one or more of the proposals at the extraordinary general meeting. The voting results for this proposal were as follows:

For	Against	Abstain
11,314,450	358,353	417,051

Item 8.01. Other Events.

Approximately 66.12% of EUSG’s ordinary shares were tendered for redemption in connection with the approval of the business combination under the Business Combination Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

European Sustainable Growth Acquisition Corp.

Date: December 21, 2021	By:	/s/ Karan Trehan
		Name:	Karan Trehan
		Title:	President

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